[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

July 26, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Structured Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jason Weidberg

Re:	Chase Card Funding LLC

Chase Issuance Trust

Registration Statement on Form SF-3

Filed June 26, 2023

File Nos. 333-272941 and 333-272941-01

Dear Mr. Weidberg:

In connection with the review of the above-referenced Registration Statement on Form SF-3 (the “Registration Statement”), we are pleased to transmit herewith through the EDGAR system for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), Pre-Effective Amendment No. 1 to the Registration Statement (“Amendment No. 1”) on behalf of Chase Card Funding LLC (the “Registrant”), as depositor to Chase Issuance Trust (the “Issuing Entity”). We have reviewed your letter dated July 10, 2023 (the “Comment Letter”) providing comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Registration Statement initially filed on June 26, 2023. The Registrant’s responses to the Staff’s comments are set forth below.

For your convenience, a copy of each Staff comment is included below in bold-face font, followed by the Registrant’s response.

The Registrant has reviewed this letter and have authorized us to provide the response contained herein on its behalf.

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Structured Finance

July 26, 2023

Registration Statement on Form SF-3

General

1.

We note your disclosure throughout the registration statement regarding existing and future collateral certificates. Please register any collateral certificates that have been or may be acquired by the issuing entity in connection with the offering of the asset-backed securities. Refer to Section III.A.6 of Release No. 33-8518 (Dec. 22, 2004) and Rule 190(c) and (d) under the Securities Act. Please provide placeholder disclosure regarding the issuance and characteristics of the collateral certificates being registered, as appropriate.

RESPONSE

There are no existing collateral certificates that have been acquired by the Issuing Entity and there are no current plans for the Issuing Entity to acquire any collateral certificates in the future. Therefore, registration of a collateral certificate will not be necessary in this registration statement.

2.

To the extent there are currently no existing collateral certificates held by the issuing entity, and no collateral certificates are being registered on this registration statement, please revise your disclosure to remove references to existing collateral certificates. Similarly, to the extent future collateral certificates are not being registered prior to the effectiveness of this registration statement, please revise your disclosure to remove references to the ability to include future collateral certificates. Without registration prior to effectiveness, such securities can only be offered upon the effectiveness of a new registration statement registering such securities; therefore, disclosure regarding the issuance of such securities would not be relevant to this registration statement. Refer to Rule 413 under the Securities Act.

RESPONSE

Your comment has been duly noted and the disclosure has been revised (i) to remove all references to existing collateral certificates and (ii) to remove references to the ability to include future collateral certificates.

The Registrant confirms that any new collateral certificate to be included in the assets of the Issuing Entity would be separately registered and, accordingly, the Registrant will first file a new registration statement that incorporates the required disclosure relating to that collateral certificate before including a collateral certificate in the assets of the Issuing Entity.

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Structured Finance

July 26, 2023

The Registrant hopes the Staff will find the above responses and Amendment No. 1 filed through the EDGAR system responsive to its comments. If you have any questions concerning these responses, please do not hesitate to contact the undersigned by phone at 212-735-2416 or by email at bklee@skadden.com.

Sincerely,

/s/ Boong-Kyu Lee
Boong-Kyu Lee

cc: Arthur Sandel, United States Securities and Exchange Commission

Simon Braeutigam. Chase Card Funding LLC

Angela M. Liuzzi, JPMorgan Chase & Co.